

Chris Anthony · 2nd

Chief Executive Officer at Aptera Motors, Inc.

San Diego, California · 500+ connections · **Contact info**

 **University of North C** Wilmington

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Experience



Chief Executive Officer

Aptera Motors

Dec 2018 – Present · 1 yr 10 mos
San Diego, CA

I'm excited to finally bring real efficiency to transportation.



Founder/Chairman

Flux Power

Oct 2009 – Present · 11 yrs
Escondido, Ca

Advanced Energy Storage Technology Company

Founder / R&D Advisor

Epic Boats

Jul 2002 – Dec 2018 · 16 yrs 6 mos

Founder / COO

Aptera Motors

Aug 2004 – May 2010 · 5 yrs 10 mos

















Education

University of North Carolina Wilmington
BS, Finance
1997 – 2000
Activities and Societies: Track and Field

Northern Arizona University
Environmental Engineering
1994 – 1996
Activities and Societies: Football, Track and Field, Sigma Nu Fraternity

Skills & Endorsements

Start-ups · 70

Endorsed by **Gerald Newman and 1 other who is highly skilled at this**

Endorsed by **8 of Chris' colleagues at Flu Power**

Product Development · 64

Endorsed by **Nathan Armstrong and 8 others who are highly skilled at this**

Endorsed by **7 of Chris' colleagues at Flu**

Electric Vehicles · 55

Endorsed by **George Hamstra and 3 others who are highly skilled at this**

Endorsed by **8 of Chris' colleagues at Flu Power**

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